Exhibit 99.1

WNS Announces Addition of Tim Main to Board of Directors

NEW YORK and MUMBAI, May 18, 2021 — WNS (Holdings) Limited (NYSE: WNS), a leading provider of global Business Process Management (BPM) solutions, today announced the appointment of Timothy L. Main to the company’s Board of Directors effective June 1, 2021. Tim has spent his entire career in a B2B services/outsourcing environment, including more than 25 years with Jabil, Inc. (NYSE: JBL), a leading provider of manufacturing services with a global operational footprint. At Jabil, Tim worked his way from a Production Control Manager position to eventually serve as President, Chief Executive Officer, and Chairman of the Board. During his 13-year tenure as Chief Executive Officer of Jabil, he led the company’s transformation and growth to a $17+ billion, 100,000 employee organization through organic growth and strategic acquisitions. Tim is currently non-executive Chairman of the Board of Directors and a member of the Cyber Committee at Jabil. In addition, he serves on the Board of Quest Diagnostics (NYSE: DGX) as Chair of the Cybersecurity Committee and a member of the Audit & Finance and Governance committees, and on the Board of SCP & CO Healthcare Acquisition Co. (NASDAQ: SHAC), where he serves as a member of the Audit & Finance Committee.

“Tim is a proven leader with a distinguished track record in international operations, corporate governance, vision and strategy, and technology-led growth,” said Adrian T. Dillon, WNS’s Chairman of the Board. “We are pleased to welcome Tim to the WNS Board of Directors, and believe that his experience guiding large organizations and developing talent will be a tremendous asset to the company.”

“The WNS team is delighted to add an experienced executive like Tim to our Board,” said Keshav R. Murugesh, Chief Executive Officer of WNS. “His background in leading high-performing teams, driving both organic and inorganic revenue growth, and managing global operations will help WNS continue to generate exceptional value for all of our key stakeholders.”

About WNS

WNS (Holdings) Limited (NYSE: WNS) is a leading Business Process Management (BPM) company. WNS combines deep industry knowledge with technology, analytics and process expertise to co-create innovative, digitally led transformational solutions with over 375 clients across various industries. WNS delivers an entire spectrum of BPM solutions including industry-specific offerings, customer interaction services, finance and accounting, human resources, procurement, and research and analytics to re-imagine the digital future of businesses. As of March 31, 2021, WNS had 43,997 professionals across 58 delivery centers worldwide including facilities in Australia, China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Spain, Sri Lanka, Turkey, the United Kingdom, and the United States. For more information, visit www.wns.com.

Safe Harbor Provision

This document includes information which may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the accuracy of which are necessarily subject to risks, uncertainties, and assumptions as to future events. Factors that could cause actual results to differ materially from those expressed or implied are discussed in our most recent Form 20-F and other filings with the Securities and Exchange Commission. WNS undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTACT

Investors:	Media:

David Mackey EVP – Finance & Head of Investor Relations WNS (Holdings) Limited +1 (646) 908-2615 david.mackey@wns.com	Archana Raghuram Global Head – Marketing & Communications and Corporate Business Development WNS (Holdings) Limited +91 (22) 4095 2397 archana.raghuram@wns.com; pr@wns.com